UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Arcutis Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

03969K 108

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969K 108	13D	Page 2 of 6 Pages

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 3,609,796 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 3,609,796 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,609,796 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.4%
14	Type of Reporting Person PN

CUSIP No. 03969K 108	13D	Page 3 of 6 Pages

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 369,496 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 369,496 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 369,496 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person PN

This Amendment No. 1 relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Arcutis Biotherapeutics, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on February 7, 2020 (the “Initial Statement” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On October 6, 2020, the Issuer completed a public offering pursuant to which the Issuer sold 4,000,000 shares of Common Stock (the “October 2020 Offering”) and concurrently sold 1,400,000 shares of Common Stock in a private placement (the “October 2020 Private Placement”). On February 5, 2021, the Issuer completed a public offering pursuant to which the Issuer sold 5,500,000 shares of Common Stock (the “February 2021 Offering”). The Reporting Persons did not participate in the October 2020 Offering, the October 2020 Private Placement or the February 2021 Offering. As a result of the October 2020 Offering, the October 2020 Private Placement and the February 2021 Offering, the Issuer’s total number of outstanding shares of Common Stock increased to 48,698,889 and the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent.

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

October 2020 Lock-up Agreement

In connection with the October 2020 Offering, the Reporting Persons and Dr. Sun each entered into a lock-up agreement (the “October 2020 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the October 2020 Lock-up Agreement, the Reporting Persons and Dr. Sun agreed, subject to certain exceptions, not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 90 days after the date of the prospectus relating to the October 2020 Offering without the prior consent of the representatives.

The foregoing summary of the October 2020 Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the October 2020 Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

February 2021 Lock-up Agreement

In connection with the February 2021 Offering, the Reporting Persons and Dr. Sun each entered into a lock-up agreement (the “February 2021 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the February 2021 Lock-up Agreement, the Reporting Persons and Dr. Sun agreed, subject to certain exceptions, not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 60 days after the date of the prospectus supplement relating to the February 2021 Offering without the prior consent of the representatives.

The foregoing summary of the February 2021 Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the February 2021 Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, BCLS holds 3,609,796 shares of Common Stock, representing approximately 7.4% of the outstanding shares of Common Stock, and BCIPLS holds 369,496 shares of Common Stock, representing approximately 0.8% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 3,979,292 shares of Common Stock, representing approximately 8.2% of the outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 48,698,889 shares of Common Stock outstanding, as reported by the Issuer in the prospectus supplement relating to the February 2021 Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on February 4, 2021, after giving effect to the February 2021 Offering.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit D	Form of October 2020 Lock-up Agreement (incorporated by reference to Annex I to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on September 29, 2020)

Exhibit E	Form of February 2021 Lock-up Agreement (incorporated by reference to Annex I to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 5, 2021)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 8, 2021	Bain Capital Life Sciences Fund, L.P.

	By:	Bain Capital Life Sciences Partners, LP
its general partner

	By:	Bain Capital Life Sciences Investors, LLC
its general partner

	By:	/s/ Ricky Sun, Ph.D.
Name: Ricky Sun, Ph.D.
Title: Managing Director

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC
its general partner

	By:	/s/ Ricky Sun, Ph.D.
Name: Ricky Sun, Ph.D.
Title: Authorized Signatory